August 13, 2025
Via EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:    Shannon Davis
        Ben Phippen
Re:    Voya Financial, Inc.
    Form 10-K for Fiscal Year Ended December 31, 2024
    Form 8-K filed May 6, 2025
    Response dated July 1, 2025
    File No. 001-35897
Dear Ms. Davis and Mr. Phippen:
This letter responds to the comment set forth in the letter, dated August 5, 2025, to Michael R. Katz, Chief Financial Officer of Voya Financial, Inc. (the “Company” or “we”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced Annual Report on Form 10-K filed with the Commission on February 21, 2025, the above-referenced Current Report on Form 8-K filed with the Commission on May 6, 2025, and the above-referenced Response filed with the Commission on July 1, 2025.
We acknowledge the Staff’s comments and appreciate the opportunity to clarify our disclosures. We have addressed the comment in the Staff’s August 5, 2025 letter by reproducing the comment below in bold text and providing the Company’s response immediately following. Capitalized terms used herein but not otherwise defined have the meanings assigned to them in the above-referenced filings.
Form 8-K filed May 6, 2025
Exhibit 99.1
Reconciliation of Net Income (Loss) to Adjusted Operating Earnings and Earnings Per Share
(Diluted), page 3
3.Please refer to prior comment 3. Adjustments related to actual financial results above/(below) management’s expectations substitute an individually tailored recognition and measurement method for those of GAAP, which results in a misleading non-GAAP measure that violates rule 100(b) of Regulation G. In future filings, please remove these adjustments from your non-GAAP financial measures. Please refer to question 100.04 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

United States Securities And Exchange Commission | August 13, 2025

We confirm that we will remove the adjustment for alternative investment income and prepayment fees above (below) long-term expectations net of variable compensation. Consistent with our discussion via telephone with your office on August 5, 2025, we will make this change beginning with our disclosures for the third quarter ending September 30, 2025.
Please do not hesitate to contact us at 212-309-8200 if you have any questions.

Sincerely,

    /s/ Michael Katz
Name:    Michael Katz
Title:    Executive Vice President and Chief Financial Officer

    /s/ Tony Oh
Name:    Tony Oh
Title:    Senior Vice President and Chief Accounting Officer